Exhibit 7.3

EXHIBITS	Exhibit 7.3
RATIOS OF EARNINGS UNDER UK GAAP TO COMBINED FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS

	Year ended 31st December
	2004	2003	2002	2001	2000
	(in £ millions except for ratios)
COMBINED FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS
Total Interest excluding interest on trading liabilities and interest on deposits	2,080	1,877	2,045	2,669	1,896
Interest on trading liabilities	7,414	4,933	4,297	5,824	5,024
One third of rental expense	91	85	87	95	74
Preference share dividends	3	—	—	7	33

Total fixed charges excluding interest on deposits	9,588	6,895	6,429	8,595	7,027
Interest on deposits and current accounts	4,741	3,944	3,811	4,818	4,778

Total fixed charges including interests on deposits	14,329	10,839	10,240	13,413	11,805

EARNINGS
Income before taxes and minority interests (a)	4,603	3,845	3,205	3,425	3,392
Fixed charges excluding interests on deposits	9,588	6,895	6,429	8,588	6,994

	14,191	10,740	9,634	12,013	10,386

Less
Unremitted pre-tax loss/(income) of associated companies and joint ventures	(44)	(21)	11	13	14

Total earnings excluding interest on deposits	14,147	10,719	9,645	12,026	10,400
Interest on deposits and current accounts	4,741	3,944	3,811	4,818	4,778

Total earnings including interest on deposits	18,888	14,663	13,456	16,844	15,178

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE SHARE DIVIDEND
Excluding interest on deposits	1.48	1.55	1.50	1.40	1.48

Including interest on deposits	1.32	1.35	1.31	1.26	1.29

Notes

a)	There was a difference in the income before tax and minority interests in 2004 between Barclays PLC and Barclays Bank PLC of £9m (2003: nil, 2002-2001 £2m, 2000: nil). There is no impact on the above ratios as a result of this difference.